Exhibit 99.1

24 September 2024

Metals Acquisition Limited Announces Annual General Meeting Date and Proposed Name Change

ST. HELIER, Jersey - (BUSINESS WIRE) - Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC)

Annual General Meeting Date

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC) (“MAC” or the “Company”) advises for the purpose of ASX Listing Rule 3.13.1 that the:

•	2024 Annual General Meeting of the Company (“Meeting”) will be held on Thursday, 21 November 2024 (New York time / Jersey time) / Friday, 22 November 2024 (Sydney time).

•	closing date for receipt of written notice to the Secretary of the Company of business proposed to be brought before the annual meeting including the nominations for the election to the Board as required by ASX Listing Rule 3.13.1, is no later than close of business on 4 October 2024 (Sydney time).

The record date for a MAC shareholder’s entitlement to vote at the Meeting will be the entitlement of that person set out in MAC’s register of members as at Friday, 11 October 2024 at 8:00pm (New York time) / Saturday, 12 October 2024 at 1:00am (Jersey time) / Saturday, 12 October 2024 at 11:00am (Sydney time).

Proposed Name Change

MAC further advises that it is proposing to include a special resolution in the Notice of Meeting to seek shareholder approval to change the company name from “Metals Acquisition Limited” to “MAC Copper Limited”.

The change of company name better reflects the business activities of the Company as we continue toward being the next high quality copper miner of scale. We are very excited for the future of MAC Copper Limited.

Full details of the Meeting will be advised in the Notice of Meeting that will be released to in due course.

-ENDS-

This announcement is authorised for release by Chris Rosario and Trevor Hart, Joint Company Secretaries.

Contacts

Mick McMullen Chief Executive Officer & Director Metals Acquisition Limited investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.